SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Commission File Number:

FORM 12b-25

Notification of Late Filing
(Check One):
☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: _______________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _________________

Part I - Registrant Information

Full Name of Registrant  B + H Ocean Carriers  Ltd.

Former Name if Applicable ______________________________

14 Par La Ville Road
Address of Principal Executive Office (Street and Number)

Hamilton HM 08, Bermuda
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed period.

The Registrant’s Annual Report on Form 20-F could not be filed within the prescribed time period because preparation of the financial statements was delayed while the Registrant sought to negotiate waivers of certain technical defaults on certain of its loan agreements.  As a result of the industry-wide decline in the value of vessels, the ratio of the Registrant’s vessel total value adjusted equity to total value adjusted assets was 28.5% at December 31, 2008, lower than the 30% ratio required under certain of the loan agreements.  The Registrant may also be in technical default of other covenants contained in the Registrant’s loan agreements. These constitute potential events of default and could result in the lenders requiring immediate repayment of the loans.  The Registrant has received preliminary agreements from its lenders to waive the total value adjusted equity to total value adjusted assets ratio default.  Accordingly, management does not expect that the lenders will demand payment of the loans before their maturity.  The Registrant may seek relief from other covenants in the future, subject to further modifications of the terms of the loans.  Notwithstanding the waivers, the Registrant plans to classify all or a portion of the related debt as current. In addition, the Registrant may seek to raise additional liquidity from other strategic alternatives.
The Registrant expects that its independent registered public accounting firm will issue its opinion on the Registrant’s financial statements with an explanatory paragraph that expresses doubt about the Registrant’s ability to continue as a going concern.  The Registrant’s financial statements, when completed, will not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of its potential inability to continue as a going concern.

Part IV - Other Information

(1)  Name and telephone number of person to contract in regard to this notification.

Anthony Dalzell	(401)	410-1203
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s). ☒ Yes ☐ No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?☐ Yes ☒ No

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

B + H Ocean Carriers Ltd.
(Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date June 30, 2009	By:	/s/ Anthony Dalzell
Anthony Dalzell Chief Financial Officer

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.